ENERGY EXPLORATION TECHNOLOGIES INC

for the year ended and as at December 31, 2006

AUDITORS' REPORT

To the Shareholders of Energy Exploration Technologies Inc.

We have audited the consolidated balance sheet of Energy Exploration Technologies Inc. as at December 31, 2006 and the consolidated statements of loss and comprehensive loss, cash flow and shareholders equity (deficit) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Energy Exploration Technologies Inc. as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The consolidated financial statements as at December 31, 2005 and for the years ended December 31, 2005 and 2004 were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated April 19, 2006.

Chartered Accountants

Calgary, Canada
April 30, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Balance Sheets (Expressed in U.S. dollars except share data)
	December 31, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$851,738	$1,059,277
Short term investments	1,128,711	45,000
Accounts receivable	526,987	63,101
Due from officers and employees	-	2,884
Prepaid expenses and other	55,249	59,953
	2,562,685	1,230,215
Oil and natural gas properties [note 3]	130,360	1,088,244
Other property and equipment, net of accumulated depreciation and amortization [note 4]	211,151	140,864
	$2,904,196	$2,459,323
Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$160,593	$337,702
Note payable [note 6]	194,137	-
Other accrued liabilities [note 5]	235,666	883,015
Unearned revenue [note 2]	249,047	-
Convertible debentures [note 9]	569,156	981,986
Fair value of conversion feature [note 9]	68,994	1,421,384
	1,477,593	3,624,087
Long term liabilities:
Note payable [note 6]	-	207,625
	1,477,593	3,831,712
Commitments and contingencies [notes 1 and 14]
Future operations [note 1]
Shareholders' equity:
Preferred shares:- authorized unlimited
Issued: 10,000,000 [note 8]	3,000,000	3,000,000
Common shares: - authorized unlimited
Issued: 27,177,908 shares issued as of December 31, 2006 and 21,511,244 shares issued as of
December 31, 2005, respectively [note 7]	32,740,427	28,229,691
Contributed capital	3,153,496	1,010,589
Deficit	(37,642,094)	(33,874,636)
Accumulated other comprehensive income	174,774	261,967
	1,426,603	(1,372,389)
	$2,904,196	$2,459,323

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements balance sheets.

Signed "George Liszicasz"
Director

Signed "Charles Selby"
Director

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Statements of Loss and Comprehensive Loss (Expressed in U.S. dollars except share data)
	For the year ended December 31,
	2006	2005	2004
Revenues
Survey revenue	$1,063,645	$-	$-
Survey cost	144,643	-	-
	919,002	-	-
Oil and natural gas revenue	36,884	48,686	48,031
	955,886	48,686	48,031
Operating expenses
Oil and natural gas operating expenses	4,752	4,728	5,735
Administrative	2,482,663	2,742,734	2,370,380
Depletion and impairment of oil and natural
gas properties [note 3]	1,017,165	586,011	192,921
Amortization and depreciation [note 4]	84,502	57,755	57,930
Research & development [note 8]	-	3,000,000	-
Survey cost - non revenue	-	29,208	666,743
	3,589,082	6,420,436	3,293,709
	(2,633,196)	(6,371,750)	(3,245,678)
Other expense
Interest expense (income)	(3,888)	58,424	531
Interest on convertible debentures [note 9]	1,137,296	1,418,557	-
Loss (gain) on sale of properties	-	4,881	(30,294)
Other	854	-	-
	1,134,262	1,481,862	(29,763)
Net loss from continuing operations before income tax	3,767,458	7,853,612	3,215,915
Income tax benefit	-	17,134	-
Net loss from continuing operations	$3,767,458	$7,836,478	$3,215,915
Gain from discontinued operations	-	-	33,494
Net loss	3,767,458	7,836,478	3,182,421
Other comprehensive loss:
Foreign currency translation adjustments	(87,193)	(3,672)	(12,107)
Comprehensive loss	$3,854,651	$7,840,150	$3,194,528
Basic and diluted net loss per share from
continuing operations	$(0.15)	$(0.37)	$(0.16)
Basic and diluted gain per share from discontinued
operations [note 7]	$-	$-	$-
Basic and diluted loss per share [note 7]	$(0.15)	$(0.37)	$(0.16)
Weighted average common shares outstanding	25,038,200	21,276,899	20,132,989

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Statements of Cash Flow (Expressed in U.S. dollars)
	For the year ended December 31,
	2006	2005	2004
Operating activities
Net loss	$3,767,458	$7,836,478	$3,215,915
Amortization and depreciation of other property and equipment	84,502	57,755	57,930
Depletion and impairment of oil and natural gas properties	1,017,165	586,011	192,921
Costs settled by issuance of common stock and options	302,000	218,750	454,000
Compensation settled with options	402,289	46,859	-
Non-cash interest expense convertible debenture	1,137,296	1,418,557	-
Non-cash expense note payable	30,382	-	-
Research and development cost settled with preferred shares	-	3,000,000	-
Gain (loss) on sale of capital assets	(1,165)	4,881	(30,294)
Changes in non-cash working capital
Accounts receivable	(463,886)	329,468	(262,885)
Interest accrued on loan to former employee	-	49,584	(6,106)
Due from officers and employees	2,884	2,528	(5,803)
Prepaid expenses	4,704	(21,701)	68,143
Unearned revenue	249,047	-	-
Trade payables	(177,109)	235,140	(33,536)
Other accrued liabilities	186,352	818,195	12,027
Net cash used in discontinued operations	-	-	(15,431)
Net cash used by operating activities	(992,997)	(1,090,451)	(2,784,949)
Financing activities
Funds paid against note payable	(13,870)	241,949	233,253
Funds raised through the sale of common shares, net of issuance costs	2,094,000	-	2,366,042
Funds raised through the exercise of options	89,137	56,275	218,527
Subscriptions payable	-	(49,515)	(33,956)
Funds raised through the sale of convertible debenture	-	1,649,764	-
Net cash generated by financing activities	2,169,267	1,898,473	2,783,866
Investing activities
Funds invested in other property and equipment	(71,270)	(30,673)	(44,358)
Funds invested in oil and natural gas properties	(35,588)	(563,655)	(160,875)
Proceeds on sale of oil and gas properties	-	42,992	31,653
Funds generated by (used in) short term investments	(1,083,711)	505,000	(550,000)
Net cash generated by (used in) investing activities	(1,190,569)	(46,336)	(723,580)
Effect of foreign exchange loss on working capital	(193,240)	10,160	(12,107)
Net cash inflow (outflow)	(207,539)	771,846	(736,770)
Cash and cash equivalents, beginning of year	1,059,277	287,431	1,024,201
Cash and cash equivalents, end of year	$851,738	$1,059,277	$287,431
Non cash financing activities
Aircraft parts sold for credit with plane leasing company	$-	$-	$48,925
Subscriptions payable applied to issue common shares	$-	$388,545	$-
Cash taxes paid	$-	$-	$-
Cash interest paid	$12,591	$-	$-

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Statements of Shareholders' Equity (Deficit) (Expressed in U.S. dollars except share data)
	For the year ended December 31,
	2006	2005	2004
Common Stock
Balance at the beginning of the year	$28,229,691	$27,565,636	$24,527,066
Issued upon exercise of stock options	89,137	56,275	218,527
Issued through conversion of debentures	2,902,516	-	-
Issued through private placement; net of issue costs and fair market value
of warrants	685,382	389,030	2,366,043
Shares issued for services	833,701	218,750	454,000
Balance at end of the year	32,740,427	28,229,691	27,565,636
Preferred Shares
Balance at the beginning of the year	3,000,000	-	-
Value of preferred shares issued and to be issued	-	3,000,000	-
Balance at end of the year	3,000,000	3,000,000	-
Contributed Capital
Balance at the beginning of the year	1,010,589	-	-
Fair market value of warrants issued to contractors	302,000	-	-
Fair market value of options issued to employees and contractors	402,289	46,859	-
Fair market value of warrants issued pursuant to convertible debenture
private placement	-	963,730	-
Fair market value of warrants issued pursuant to common share private
placement	1,438,618	-	-
Balance at end of the year	3,153,496	1,010,589	-
Deficit
Balance at the beginning of the year	(33,874,636)	(26,038,158)	(22,855,737)
Net loss from continuing operations for the year	(3,767,458)	(7,836,478)	(3,215,915)
Net gain from discontinued operations	-	-	33,494
Balance at end of the year	(37,642,094)	(33,874,636)	(26,038,158)
Accumulated Other Comprehensive Income
Balance at the beginning of the period	261,967	265,639	277,746
Net comprehensive income	(87,193)	(3,672)	(12,107)
Balance at end of the year	174,774	261,967	265,639
Total Shareholders' Equity (Deficit)	$1,426,603	$(1,372,389)	$1,793,117

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity (deficit).

ENERGY EXPLORATION TECHNOLOGIES INC Notes to the Consolidated Financial Statements For the year ended and as at December 31, 2006 (Expressed in U.S. dollars)

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", "Company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994.

In March 2003 we divested all U.S. properties. For reporting purposes, the results of operations and the cash flows of the U.S. properties had been presented as discontinued operations.

NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada.

We are a service provider to the oil and gas industry utilizing our proprietary Stress Field Detection (SFD) remote sensing airborne survey technology to identify areas with oil and natural gas production potential.

For the year ended December 31, 2006, we incurred a loss of $3,767,458 and the net cash used in operating activities was $992,997. We had an accumulated deficit at December 31, 2006 of $37,642,094.

Our ability to continue as a going concern beyond one year is dependent upon our ability to generate profitable operations and / or obtain the additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with certainty at this time. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to continue as a going concern.

We are executing a business plan to allow us to continue as a going concern. We completed a survey contract for a fee in 2006 and have contracts to complete additional surveys in the future. We cannot give assurance that we will be successful in executing this plan.

These consolidated financial statements are prepared using U.S. generally accepted accounting principles that are applicable to a going concern which assumes the realization of assets and the settlement of liabilities in the normal course of operations. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof will be required and these adjustments and reclassifications may be material.

2. Significant Accounting Policies

Basis of Presentation

We have prepared these consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and as at December 31, 2006 and 2005 in accordance with accounting principles generally accepted in the United States of America.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries with those of NXT in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Estimates and Assumptions

The preparation of these consolidated financial statements are in accordance with the accounting principles generally accepted in the United States of America and require our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

Estimates include allowances for doubtful accounts, valuation of the convertible debentures, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock based compensation, valuation of future tax assets, determination of proved reserves, valuation of undeveloped land, valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be acheived. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term securites with original maturity less than 90 days at the date of acquisition.

Short Term Investments

Short term investments include short term securities, held by a major Canadian chartered bank, with original maturities greater than 90 days and less than one year. Investments are recorded at the lower of original cost and market value.

Revenue Recognition

We recognize revenue on SFD survey contracts on a completed contract basis. All money received or invoiced in advance of completion of the contract is reflected as Unearned Revenue and treated as a current liability on our Balance Sheet. All expenses incurred related to SFD survey contracts are reflected as Work-in-Progress and treated as a current asset on our Balance Sheet. Upon completion of the related contract Unearned Revenue and the Work-in-Progress is moved as appropriate to the Statement of Earnings (Loss) as either Revenue or Survey Cost.

Revenue associated with sales of oil and natural gas is recorded when title passes to the customer and collection of the resulting receivable is deemed reasonably assured.

Fair Value of Financial Instruments

Our financial instruments consist of cash equivalents, notes due from officers and employees, accounts receivable, trade payables, accrued liabilities, notes payable and convertible debentures. The carrying value of these financial instruments approximates their fair values due to their short-term to maturity. It is the opinion of our management that we are not exposed to significant interest, currency or credit risks arising from these financial instruments.

Oil and Natural Gas Properties

We follow the full cost method of accounting for oil and natural gas properties and equipment whereby we capitalize all costs relating to our acquisition of, exploration for and development of oil and natural gas reserves. These capitalized costs include:

•	land acquisition costs;

•	geological and geophysical costs;

•	costs of drilling both productive and non-productive wells; and

•	cost of production equipment and related facilities.

We only capitalize overhead that is directly identified with acquisition, exploration or development activities. All costs related to production, general corporate overhead and similar activities are expensed as incurred.

Under the full cost method of accounting, capitalized costs are accumulated into cost centers on a country by country basis. These costs are then depleted using the unit of production method based on estimated proved oil and gas reserves as determined by independent engineers. Since 2003 all our oil and natural gas capital assets have been located in Canada.

In applying the full cost method of accounting, capital costs in each cost center, less accumulated depletion and depreciation and related deferred income taxes, are restricted from exceeding an amount equal to the sum of the present value of their related estimated future net revenues discounted at 10% less estimated future expenditures, and the lower of cost or estimated fair value of unproved properties included in the costs being amortized, net of related tax effects. Should this comparison indicate an excess carrying value, a write-down would be recorded.

The carrying values of unproved oil and natural gas properties, which are excluded from the depletion calculation, are assessed on a periodic basis to ascertain whether any impairment in value has occurred. Impairment is recorded if this assessment indicates the fair market value of unproven lands is less than carrying value.

All recoveries of costs through the sale or other disposition of oil and gas properties and equipment are accounted for as adjustments to capitalized costs, with no gain or loss recorded, unless the sale or disposition involves a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved property, in which case the gain or loss is recorded.

Any oil and natural gas exploration, drilling, development and production activity we conduct is through joint operations with partners and our consolidated financial statements reflect only our proportionate interest.

Other Property and Equipment

We carry our other property and equipment at cost and depreciate or amortize them over their estimated service lives using the declining balance method, except for leasehold improvements where we use the straight line method, in accordance with the following annual rates:

•	Computer and SFD system equipment 30%

•	Computer and SFD system software 100%

•	Furniture, fixtures and other equipment 20%

•	Flight equipment 10%

•	Leasehold improvements over the remaining term of lease

When we retire or otherwise dispose of our other capitalized property and equipment, we remove their cost and related accumulated depreciation or amortization from our accounts, and record any resulting gain or loss in the results of operations for the period. Our management periodically reviews the carrying value of our property and equipment to ensure that any permanent impairment in value is recognized and reflected in our results of operations.

Asset Retirement Obligation

We recognize the fair value of any asset retirement obligation as a liability in the period in which we incur a legal obligation to retirement tangible long-lived assets. We use a credit-adjusted risk free discount rate to estimate this fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using the method described under “Oil and Natural Gas Properties". Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each subsequent period to reflect the passage of time and changes in the timing and amount of estimated future cash flows underlying the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Research and Development Expenditures

We expense all research and development expenditures we incur to develop, improve and test our SFD Survey System and related components. Any intellectual property acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired.

Foreign Currency Translation

Foreign currency translation adjustments resulting from the translation of the financial statements of our Canadian subsidiaries, whose functional currency is Canadian dollars, into U.S. dollar equivalents for purposes of consolidating our financial statements, are included in other comprehensive income (loss). We use the following methodology to convert Canadian dollar denominated accounts and transactions into U.S. dollars:

•	all asset and liability accounts are translated into U.S. dollars at the rate of exchange in effect as of the end of the applicable fiscal period;

•	all shareholders' equity accounts are translated into U.S. dollars using historical exchange rates; and

•	revenue and expense accounts are translated into U.S. dollars at the average rate of exchange for the applicable fiscal period.

We record the cumulative foreign exchange gain or loss arising from the conversion of the noted Canadian dollar denominated accounts and transactions into U.S. dollars for each reporting period as a component of the accumulated other comprehensive loss.

Income Taxes

We follow the liability method of accounting for income taxes. This method recognizes income tax assets and liabilities at current rates, based on temporary differences in reported amounts for financial statement and tax purposes. The effect of a change in income tax rates on future income tax assets and future income tax liabilities is recognized in income when enacted. Valuation allowances are provided when necessary to reduce future tax assets to an amount that is more likely than not to be realized.

Share-Based Payments

In December 2004, the FASB issued FAS 123-R, "Share Based Payment ." FAS 123-R is a revision of FASB 123 and supersedes APB Opinion No. 25 “ Accounting for Stock Issued to Employees” . FAS 123-R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair market value of the entity's equity instruments. Prior to the adoption of FAS 123-R, we accounted for share-based payments to employees using APB Opinion No. 25 using the intrinsic value method and, as such, we generally did not recognized a compensation expense in our financial statements when issuing stock options to employees.

The statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. Company shares issued as consideration to fulfill any commitment made by a company are generally now governed by this standard. This Statement uses the terms compensation and payment in their broadest senses to refer to the consideration paid for goods or services regardless of whether the supplier is an employee.

FAS 123-R requires an entity to value employee services received in exchange for an award of equity instruments by determining the fair market value of the instrument on the day the instrument is granted. This value is then recorded as a compensation expense over the vesting period wherein an employee is required to provide service for the award. The grant-date fair market value of options issued is estimated using an option-pricing model.

In addition, FAS 123-R requires a public entity to measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair market value and that the fair market value of that award will be revalued at each subsequent reporting date until the liability is settled.

The effective date for implementation of FAS 123-R was January 1, 2006. We adopted this standard using the “modified prospective” transition method. Using the modified prospective method there is no compensation expense recorded for any outstanding options that were vested as of the effective date of this standard. In accordance with the modified prospective transition method, a compensation expense is recorded progressively as unvested options outstanding as of the effective date become vested as well as for options issued subsequent to the effective date. Also under the modified prospective method, prior periods are not restated for the effect of SFAS 123-R, however, a pro forma note disclosure is provided to report what would have been the impact on the prior year if we had elected to follow the fair market value accounting method.

Derivative Financial Instruments

We do not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks.

We review the terms of convertible debt and equity instruments we issue to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where the convertible instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, we may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the effect, if any, the adoption of Interpretation No. 48 will have on its financial statements and related disclosures.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect, if any, the adoption of Statement No. 157 will have on its financial statements and related disclosures.

In February 2006, FASB issued Statement No. 155 “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements no. 133 and 140 ” This statement amends FASB Statements No. 133 “Accounting for Derivative Instruments and Hedging Activities ”, and No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ”. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with early adoption permitted.

FASB 155 resolves issues addressed in Statement 133 Implementation Issue No. D1 “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. The statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact that SFAS No. 159 may have on our financial position, results of operations and cash flows

3. Oil and Natural Gas Properties

	As at December 31,
	2006	2005
Oil and natural gas properties cost	$4,894,969	$4,869,150
Accumulated depletion and depreciation	(4,764,609)	(3,780,906)
Balanced at the end of year	$130,360	$1,088,244
Proved property	$45,049	$26,024
Unproven property costs	85,311	1,062,220
Balanced at the end of year	$130,360	$1,088,244

NXT performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of oil and gas properties. We valued our proved property at a 10% net present value of our future net revenues from proved reserves based upon a constant price and cost over the projected productive life of the property. The oil and gas future price used was the AECO spot price at December 31, 2006 of Cdn. $6.00 mcf. We valued our unproved properties based upon the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases.

There are no capitalized administration costs capitalized to oil and natural gas properties in the years ended December 31, 2006, 2005 or 2004.

4. Other Property and Equipment

	As at December 31,
	2006	2005
Survey equipment	$204,268	$148,321
Furniture and other equipment	281,017	286,143
Computers and software	634,956	538,261
Vehicles	18,828	18,828
Flight equipment	-	1,539
Other property and equipment	1,139,069	993,092
Less accumulated depreciation, amortization and impairment	(927,918)	(852,227)
Net other property and equipment	$211,151	$140,864

5. Other Accrued Liabilities

	As at December 31,
	2006	2005
Accrued legal and audit	$207,995	$118,814
Consultant fees	-	729,341
Other	27,671	34,860
	$235,666	$883,015

During 2006 the consultant fees accrued in 2005 were settled through the issuance of 582,788 common shares.

6. Note Payable

As of December 31, 2006 the Company has a Canadian dollar denominated unsecured loan outstanding in the U.S dollar equivalent amount of $194,137 (2005 - $207,625) due to our President, CEO and Director. The loan bears interests of 7.0% per annum. The balance at december 31, 2005 was Cdn. $During 2006 the Company was charged Cdn. $16,647 of interest expense. The maturity date for this loan was April 15, 2007 at which point the loan became due upon demand.

7. Common Stock

The loss per share is presented in accordance with the provision of SFAS No. 128, Earnings Per Share (“EPS”). Basic EPS is calculated by dividing the income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Basic and diluted EPS were the same for the year ended December 31, 2006, 2005 and 2004 as the Company reported losses from operations and therefore, all potentially dilutive instruments were anti-dilutive. During these periods, convertible debentures, outstanding preferred shares, stock options and warrants were the potentially dilutive instruments.

The following table provides a continuity of common shares and value since December 31, 2003.

		Common Shares
		Shares	Amount
Opening balance as at December 31, 2003		19,306,852	$24,527,066
Transaction during the year ended December 31, 2004
•	230,000 common shares were issued for $454,000 of services.	230,000	454,000
•	218,621 common shares were issued as a result of options being exercised at prices between
	$0.29 and 2.00 per share for an average issue price of $1.00 generating an aggregate proceeds
	of $218,527.	218,621	218,527
•	1,299,698 common shares were issued in conjunction with $1.75 and $2.00 private
	placements. The net proceeds were $2,366,043.	1,299,698	2,366,043
As at December 31, 2004		21,055,171	27,565,636
Transaction during the year ended December 31, 2005
•	125,000 common shares were issued to discharge a $218,750 liability related to corporate
	strategy and planning services provided by a consultant to NXT in 2005.	125,000	218,750
•	143,973 common shares were issued as a result of options being exercised at prices between
	$0.29 and 0.43 per share for an average issue price of $0.39 generating an aggregate proceeds
	of $56,275.	143,973	56,275
•	187,100 common shares were issued in conjunction with a $2.00 (Cdn. $2.60) private
	placement. The funds were received in 2004 and were reported as of December 31, 2004 as
	Subscriptions Payable. The net proceeds were $376,710.	187,100	376,710
•	We also reversed a $12,320 finder’s fees that was accrued at December 31, 2004 that was
	waived by the finder.	-	12,320
As at December 31, 2005		21,511,244	28,229,691
Transaction during the year ended December 31, 2006
•	582,787 common shares were issued in 2006 with a fair value at issue of $809,983 to
	discharge in full $729,341 of accrued liabilities at December 31, 2005. These obligations are
	related to services provided by consultants for corporate strategy and planning services
	provided in 2005. Of these shares issued 65,534 common shares were issued to an individual
	who is currently an officer and 400,000 were issued to an individual who is currently a
	director of the Company. In both cases the services were provided prior to these individuals
	accepting their positions with the Company.	582,787	809,983
•	23,363 common shares were issued to discharge in full $23,718 liabilities related to landsman
	and geophysical services provided in 2006 by independent consultants.	23,363	23,718
•	2,627,288 common shares were issued through the conversion of convertible debentures in
	the year. The shares were issued to discharge $1,821,871 of principal and $130,434 of
	interest. In addition, $950,211 was recorded related to the fair market value of the convertible
	debenture conversion feature at the date each debenture was converted into common shares.	2,627,288	2,902,516
•	156,666 common shares were issued as a result of options being exercised at prices between
	$0.38 and 0.65 per share for an average issue price of $0.57 generating an aggregate proceeds
	of $89,137.	156,666	89,137
•	In connection with a private placement, NXT paid a commission of an additional 152,560
	units where each unit consisted of a common share and a warrant. The issuance of these
	shares was accounted for as share issue cost therefore resulting in no net increase in share
	capital.	152,560	-
•	NXT closed two private placements for aggregate gross proceeds of $2,124,000 comprised of
	cash proceeds of $2,094,000 and a set-off of a $30,000 subscription payable against Note
	Payable. For both private placements a unit was sold at a price of $1.00 and each unit
	consisted of one common share and one warrant. Each warrant shall entitle the holder to
	purchase one additional common share at $2.00 per share for a period of two years from the
	date of issue. The common shares were recorded as gross proceeds less share issue cost
	consisting of the fair market value warrants issued of $1,438,618. 50,000 units were
	purchased by officers of NXT.	2,124,000	685,382
As at December 31, 2006		27,177,908	$32,740,427

8. Preferred Shares

The Company’s contractual obligation to issue 10,000,000 preferred shares to its Chief Executive Officer, President and Director initially arose through the execution of the Amended and Restated Technical Service Agreement on December 31, 2005 (“2005 TSA”). This obligation was superseded by the execution of the Technical Transfer Agreement on December 31, 2006 (“2006 TTA”).

The 2005 TSA granted to the Company a 10 year license for the SFD Technology in consideration for 10,000,000 preferred shares with specific attributes. 2,000,000 preferred shares were immediately convertible into common shares on a one-to-one basis and the remaining 8,000,000 preferred shares would be convertible into common shares within the term of the agreement if the Company’s annual revenues exceed specified performance thresholds. In the event that all performance thresholds are not met within the 10 year term, the Company had the right to redeem any unconvertible preferred shares for a price of $0.01 per share.

Upon execution of the 2006 TTA the Company’s legal entitlement to the SFD technology was changed from a license to a direct ownership of the technology. The Agreement modified the revenue objectives such that the thresholds are calculated based on cumulative revenue of the Company for the period January 1, 2007 to December 2015. The number of preferred shares were not altered.

The preferred shares as reflected in these financial statements were evaluated at fair market value at December 31, 2005. This value did not change following the execution of the 2006 TTA. The preferred shares issued were valued at December 31, 2005 using an option-pricing model with the following assumptions and valuations:

	Immediately	Conditionally
	Convertible	Convertible	Total
Number of preferred shares	2,000,000	8,000,000	10,000,000
Fair value per preferred shares issued	$1.40	$0.03	$1.50
Cost to convert preferred shares to common shares	$0.00	$0.00	$0.00
Expected dividends paid per common share ($/share)	Nil	Nil	Nil
Expected life (years)	10	10	10
Expected volatility in the price of NXT’s common shares	300%	300%	300%
Risk free interest rate (%)	4%	4%	4%
Fair market value of preferred shares	$2,800,000	$200,000	$3,000,000

The value for the preferred shares is substantially assigned to the first two million (“2,000,000”) preferred shares that are immediately convertible into common shares. The remaining eight million (“8,000,000”) preferred shares have been assigned a nominal value reflecting the uncertainty that the required revenue objectives will be achieved to allow the preferred shares to be convertible into common shares.

As the As per FAS 2 “Accounting for Research and Development Costs” intangibles that are purchased from others for a particular research and development project and that have no alternative uses and therefore no separate economic value, such as the SFD intellectual property, are to be accounted for as research and development expense at the time the cost is incurred. We recorded a $3,000,000 research and development expense in 2005 and no research and development expense in 2006 or 2004.

9. Convertible Debentures

During 2005 we closed private placement bridge-financing contracts. Pursuant to these contracts the Company issued financial instruments that converts automatically into $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of $1,649,764 (net of commission paid of $24,928) and the conversion of note payable and accrued interest of $280,650 for an aggregate net value proceed of $1,930,414. The debentures are convertible into common shares.

The debenture matures at various dated between March 7, 2007 and June 7, 2007 and bears interest at ten percent per annum. An additional two percent penalty shall be paid by the Company if the underlying shares to the debenture are not available for resale within 90 days of closing.

The debenture obligations can be discharged by the Company in the following manners:

1.

At the option of the debenture holder the outstanding principal and accrued interest can be converted until maturity into common shares at a price of the lesser of $0.70 per unit or 85% of the lowest price of any common share issued during the term of the debenture other than through the exercise of warrants or options.

2.	The Company has the right to redeem a debenture prior to maturity date at a price equal to the principal amount plus 20% less any interest paid.

3.

In the event that a debenture is not fully redeemed or converted at six months following the close, then the Company is obligated to pay the investor monthly one twelfth of the outstanding principal and any accrued interest beginning seven months after close until the debenture is fully repaid. The Company's redemption obligation can be paid by either common shares or cash. If the payment is paid in common shares, the issue price of the common share shall equal 85% of the average closing price for the ten trading days preceding the payment date.

4.	Registration penalty interest can be paid with either cash or common shares. If paid by common shares, the issue price of common shares shall be $0.70 per common share.

The debentures were assessed under SFAS 133 as containing an embedded derivative liability. The Company is required to bifurcate the embedded conversion option and account for it as a derivative instrument liability because the conversion price of the debt can be adjusted if we issue common stock at a lower price. This derivative instrument liability was initially recorded at its fair value and is then adjusted to fair value at the end of each subsequent period, with any changes in the fair value charged or credited to income in the period of change.. This embedded conversion option is revalued using the binomial option pricing model. The warrants issued along with the convertible debenture were classified as equity in accordance with EITF 00-19 and were valued using a Black Scholes model.

The proceeds received on issuance of the convertible debt during 2005 were first allocated to the fair value of the bifurcated embedded derivative instruments included in the convertible notes and the warrants, with the remaining proceeds allocated to the convertible debentures, resulting in the debentures being recorded at a significant discount from their face amounts as shown in the table below. This discount is being accreted, together with the stated interest on the debenture, using an effective interest method over the term of the debenture.

Proceeds received on issuance of the convertible debentures	$1,913,260
Minus:
Fair value of the conversion options (derivatives)	503,564
Fair value of warrants	963,730
Discount applied to convertible debentures	1,467,294
Convertible debentures discounted carrying value at date of issue	$445,966

The fair value of the conversion options is an embedded derivative instrument that requires fair market valuation at inception and at the end of each reporting period. This option is valued using an option-pricing model with an assumption that the maximum price is the forced conversion feature price inherent in the convertible debenture. The value at inception was $503,564, at December 31, 2005 it was $1,421,384 and $68,994 at December 31, 2006. Change in the value of the conversion feature are expensed in the period when they occur.

Immediately prior to the conversion of any convertible debenture to common shares we amortize any remaining debt discount for that debenture and revalue its conversion feature to fair market value. The resulting changes in carrying value of the debenture and conversion feature are recorded as a charge or increase in earnings. Common shares issued through the conversion of a debenture are then valued as the sum of the fair market value at the date of conversion of the fully accreted value of the debenture and value of the conversion feature.

In accordance with this accounting procedure, the value of the convertible debenture and the conversion feature as at December 31, 2006 and 2005 are as follows:

	For the year ended December 31,
	2006	2005
Debenture carrying value and accrued interest at beginning of year	$981,986	$-
Debenture at carrying value at inception	-	445,966
Accretion expense	1,008,639	500,737
Interest expense including registration penalty	530,835	35,283
Converted to common share	(1,952,304)	-
Debenture carrying value and accrued interest at end of year	$569,156	$981,986
Conversion feature carrying value at beginning of year	$1,421,384	$-
Fair value of the conversion feature at inception	-	$503,564
Converted to common share	(950,212)	-
Change in fair market value	(402,178)	917,820
Fair value of the conversion feature at end of year	$68,994	$1,421,384

The outstanding principal, interest and registration penalty as at December 31, 2006 was $133,471, $869 and $434,816 respectively. These debentures, if not converted will be fully matured on April 8, 2007. The registration penalty is due when the underlying shares become free trading.

In 2007 the principal and 10% accrued interest of all convertible debentures outstanding at December 31, 2006 converted into 192,401 common shares.

10. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of December 31, 2006:

		Weighted average		Weighted average
		exercise price of		exercise price of
Range of exercise prices	Outstanding options	outstanding options	Options exercisable	exercisable options
$0.14 - $0.43	310,001	$0.36	310,001	$0.36
$0.65 - $0.95	416,741	$0.72	236,741	$0.67
$1.00 - $2.00	539,463	$1.29	143,463	$1.45
$2.00 - $4.13	322,000	$2.24	268,667	$2.25
Total sum of outstanding	1,588,205	$1.15	958,872	$1.13

Weighted average
remaining contractual
Range of exercise prices	life (years)
$0.14 - $0.43	1.6
$0.65 - $0.95	3.9
$1.00 - $2.00	3.0
$2.00 - $4.13	2.3
Total sum of outstanding	2.8

	For the year ended December 31, 2006		For the year ended December 31, 2005
		Weighted average		Weighted average
	# of options	exercise price	# of options	exercise price
Outstanding as at beginning of year	1,683,000	$1.87	1,692,335	$1.40
Granted	473,204	$1.15	795,000	$1.11
Cancelled	(433,000)	$1.84	(538,695)	$1.34
Exercised	(134,999)	$0.60	(265,640)	$0.90
Options outstanding as at December 31	1,588,205	$1.15	1,683,000	$1.87
Exercisable as at December 31	958,872	$1.13	927,660	$1.26

In 2006 200,000 options were issued to officers and directors of the Company at an average exercise price of $1.14.

Unvested options outstanding as of December 31, 2006 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

The 2006 Stock Option Plan was approved on September 30, 2006 by Company shareholders at the Annual General Meeting. The 2006 Stock Option Plan set forth terms and conditions whereby options to purchase common shares of the Company can be issued to directors, officers and employees of the Company and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, or any other prior Plan of the Company shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding common shares (calculated on a non-diluted basis) unless the Company receives permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.

Issuance of options to any one participant shall not exceed five percent of the total number of issued and outstanding common shares in any 12 month period with consultants retained for investor relations duties further restricted to two percent in any twelve month period without permission of the stock exchange or exchanges on which the common shares of the Company are listed. Furthermore, shareholder approval is required for grants of options to insiders of options that exceed ten percent of the issued common shares within any 12 month period. No options shall be granted for a term exceeding five years without permission of the stock exchange or exchanges on which the shares of the Company are listed. All options issued under Plans are issued from treasury.

We received $89,137 and $56,275 cash from the exercise of stock options during the year ended December 31, 2006 and 2005, respectively.

On February 13, 2007 the Company's Board of Directors authorized 878,500 options to be issued to directors, officers, employees and contractors of the Company. These options were issued with an exercise price of $1.45 based on closing trading price of the Company's common shares on the OTCBB for the date of issue. 585,000 of these options were issued to officers and directors of the Company.

Compensation Expense Associated with Grant of Options

In the year ended December 31, 2006 the adoption of SFAS 123-R resulted in incremental stock-based compensation expense of $406,320 (Nil - 2005).

The incremental stock-based compensation expense in the year ended December 31, 2006 was derived from stock options issued to employees under share-based compensation plans. Stock options were issued with an exercise price equal to the current market price on the date of grant, subject to a three year vesting period and with a contractual term of five years. The grant date fair value is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions:

For the year ended December 31, 2006
Expected dividends paid per common share	Nil
Expected life (years)	3
Expected volatility in the price of common shares (%)	127%
Risk free interest rate (%)	4%
Weighted average grant date fair market value per share	$0.64
Intrinsic value of options exercised	$0.67

As of December 31, 2006 there was $527,434 of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

For the year ended December 31, 2005 and 2004 there was no incremental stock-based compensation expense recognized as a result of the adoption of SFAS 123-R as we adopted this standard using the modified prospective transition method. Prior to the adoption of SFAS 123-R, the Company applied APB 25 to account for its stock-based awards. Had we elected to follow the modified retrospective method, an alternative transition method provided for under SFAS 123-R, to transition from APB 25, we would have recorded additional compensation expense for the year ended December 31, 2005 of $516,525 and $241,722 for 2004.

The following table details the effect on net income and earnings per share had compensation expense for the Employee Stock-Based Awards been recorded in the years ended December 31, 2005 and 2004 based on the modified retrospective method.

	For the year ended December 31,
	2005	2004
Net loss as reported	$(7,836,478)	$(3,182,421)
Add: stock-based employee compensation expense included in reported net loss	46,859	-
Less: total stock-based employee compensation expense determined under the fair value
method for all awards	(516,525)	(241,722)
Pro forma net loss for the year	$(8,306,144)	$(3,424,143)
Pro forma basis and diluted loss per common share	$(0.39)	$(0.17)

The pro forma stock-based employee compensation expense determined under the fair value method for the year ended December, 2005 and 2004 was derived from stock options issued to employees under share-based compensation plans. Stock options were issued at the current market price on the date of grant, subject to a three year vesting period with a contractual term of five years. The grant date fair value is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions.

	For the year ended December 31,
	2005	2004
Weighted average fair value of options granted ($/option)	$1.11	$1.18
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	213%	235%
Risk free interest rate (%)	4%	4%

11. Warrants

We have summarized below all outstanding warrants as of December 31, 2006:

	As at December 31, 2006		As at December 31, 2005
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the year	3,501,592	$1.76	1,327,467	$2.75
Issued with convertible debentures	-		1,955,342	$1.00
Issued through private placement	2,124,000	$2.00	184,860	$2.75
Issued as commsssion for private placement	152,560	$2.00	33,923	$1.00
Issued for investor relations services	350,000	$1.60	-
Expired	(1,512,327)	$2.75	-
Outstanding as at end of the year	4,615,825	$1.54	3,501,592	$1.76

On April 30, 2006 NXT entered into agreements with two companies to provide financial consulting and investment banking services. We granted these two companies an aggregate of 350,000 warrants exercisable at $1.60 per share into 350,000 common shares until April 30, 2008.

All warrants are fully exercisable upon issue.

	As at December 31, 2006		As at December 31, 2005
		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual
Exercise prices	warrants	life (years)	Outstanding warrants	life (years)
$1.00	1,989,265	0.8	1,989,265	1.8
$1.60	350,000	1.3	-	-
$2.00	2,276,560	1.3	-	-
$2.75	-	-	1,512,327	1.0
Total sum of outstanding	4,615,825	1.1	3,501,592	1.5

The grant date fair value of warrants issued was calculated using the Black Scholes option valuation model utilizing the following weighted average assumptions:

As at December 31, 2006
Expected dividends paid per common share	Nil
Expected life (years)	2
Weighted average volatility	105%
Risk free interest rate (%)	4%

12. Income Taxes

Our income tax for accounting purposes is different from the amount computed by applying the statuatory Canadian federal and provincial income tax rate to loss before taxes.

For the year ended December 31,
2006
Canadian statuatory income tax rate	34.50%
Income tax recovery at statuatory rate	$1,299,773
Effect of non tax deductible expenses on income taxes:
Stocked-based compensation	(242,944)
Accretion on convertible debentures	(209,199)
Valuation allowance and rate reduction	(795,575)
Other	(52,055)
Income tax recovery	$-

The following tables summarizes the temporary differences that gives rise to the net deferred tax assets and liabilities:

Net Operating Losses Carried Forward

As of December 31, 2006, the following net operating losses are available to reduce our taxable income in future years:

Country	Amount	Expiration dates
United States	$5,652,295	2016—2026
Canada	$9,929,808	2007—2026

Deferred Income Tax Assets and Liabilities

As of December 31, 2006 our accounts contained the following deferred income tax assets and liabilities:

United States	Amount	Statuatory tax rate	Tax benefit
Tax benefit of loss carry forwards	$5,652,295	34%	$1,921,781
Valuation allowance			(1,921,781)
			$-
Canada	Amount	Statuatory tax rate	Tax benefit
Tax benefit of loss carry forwards	$9,929,808	32.1%	$3,187,468
Tax asset related to depreciation	$6,406,591	32.1%	2,056,516
Valuation allowance			(5,243,984)
			$-

Deferred Income Tax Assets and Liabilities

As of December 31, 2005 our accounts contained the following deferred income tax assets and liabilities:

United States	Amount	Statuatory tax rate	Tax benefit
Tax benefit of loss carry forwards	$5,867,307	34%	$1,994,885
Valuation allowance			(1,994,885)
			$-
Canada	Amount	Statuatory tax rate	Tax benefit
Tax benefit of loss carry forwards	$10,010,600	39.0%	$3,929,161
Tax asset related to depreciation	$5,221,106	39.0%	2,049,284
Valuation allowance			(5,978,445)
			$-

We have not provided for any amount of current or deferred U.S. or Canadian federal, state or provincial income taxes for the year ended December 31, 2006. We have provided a full valuation allowance on the deferred tax asset and liability, consisting primarily of net operating loss carry forwards, because of uncertainty regarding its realization. The decrease in the valuation allowance on the deferred tax asset during the year ended December 31, 2006 was $807,473 as compared to an increase of $1,282,016 for the year ended Decmeber 31, 2005. The 2006 decrease is largely due to Canadian losses expiring in the year. All income for tax purposes generated during the year is in Canada.

13. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the years ended December 31, 2006, 2005, and 2004:

	For the year ended December 31,
	2006	2005	2004
Collective wages, fees and benefits paid to executive officers of NXT,
who were also directors of NXT	$162,027	$107,389	$116,373
Accounts receivable due from executive officers	$-	$2,884	$5,803
Interest expense recognized or paid to related parties and officers	$14,678	$25,636	$-

A Director of NXT is also an officer for one of our SFD survey clients. We recorded $531,523 of survey revenue in 2006 and had $263,494 of outsanding accounts receivable at December 31, 2006 from this client.

14. Commitments and Contingencies

In May 2006 we entered into a lease agreement for our offices for a six year term beginning November 1, 2006 and ending October 31, 2012. The monthly minimum sublease payments are Cdn. $18,020 per month for the first three years and Cdn. $19,266 per month for the remaining three years of the lease. Pursuant to this lease agreement NXT provided the landlord security in the form of a Cdn. $115,000 letter of credit from a Canadian bank for a minimum term of one year. NXT secured the letter of credit with cash held on deposit with the Canadian bank.

On November 27, 2002 we were served a Statement of Claim. The plaintiff alleges that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleges that NXT, without lawful justification, obstructed the him from trading his shares of NXT. On December 10, 2002 we filed our Statement of Defense. The plaintive is a past President and director of NXT. We believe the claim against us is contentious because of the ambiguity of the arrangements and we are defending ourselves against the claim.

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

15. Discontinued Operations

In January 2003 we adopted a formal plan to divest our U.S. oil and gas properties. On May 9, 2003 we closed a sale transaction with our U.S. joint venture partner to sell the properties for total consideration of $1,450,000 with proceeds of $720,000 in cash and the return to treasury of all the outstanding preferred shares. The effective date of the transaction was March 1, 2003 and was recorded at fair market value. The price for these properties was set by arm’s length negotiations between the parties.

In conjunction with the sale of these U.S. properties in June 2004 we sold airplane parts in exchange for 30 hours of rental time on an airplane from Avia Aviation. The airplane parts had been written off in previous years and had no recorded value at the time. We used the rental rate for the airplane of $1,747 U.S. per hour based on previous invoices from Avia Aviation for the valuation of the transaction. We recognized a gain of $45,725 on the sale. We also incurred $12,231 of administrative expenses in relation to discontinued operation. The net gain from discontinued operations was $33,494 in 2004 and was nil for the years ended December 31, 2005 and 2006.

For reporting purposes, the results of operations and the financial position of these U.S. properties have been presented as discontinued operations.

16. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the current period to conform to the current year’s presentation.